WAINOCO OIL CORPORATION
1993 Annual Report

     Wainoco Oil Corporation is an independent exploration, production and refining company with operations in the United States and western Canada.
Geological, geophysical and economic studies are conducted in prospective areas and petroleum leases are acquired for drilling, production and sale of crude oil and natural gas. Exploration is supplemented by acquisition of producing properties. The Company is engaged in the business of crude oil refining and wholesale marketing of refined petroleum products on the eastern slope of the Rocky Mountains.

Table of Contents

Financial and Operating Highlights                         One
To the Shareholders                                        Two
Oil and Gas Operations                                    Four
Refining Operations                                       Nine
Financial Review                                        Eleven
Notes to Financial Statements                           Twenty
Supplemental Financial Information (Unaudited)     Twenty-Nine
Board of Directors                                   Fly Sheet
Officers                                             Fly Sheet
Corporate Information                                Fly Sheet

Key Terms

Bbl = one barrel
Bpd = one barrel per day
Bopd = one barrel of oil per day
Mbbls = one thousand barrels
Mbblse = one thousand barrels equivalent
Mmbbls = one million barrels
Mmbblse = one million barrels equivalent
Mcf = one thousand cubic feet
Mmcf = one million cubic feet
Mmcfd = one million cubic feet per day
Bcf = one billion cubic feet
Bcfe = one billion cubic feet equivalent

Equivalent information is based on British Thermal Units at a ratio of six mcf of natural gas to one bbl of oil. All dollar amounts are expressed in United
States dollars unless otherwise indicated as Canadian dollars (C$).

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Page One
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

FINANCIAL AND OPERATING HIGHLIGHTS
                                                                     1993      1992      1991
                                                                   --------  --------  --------
Financial Data (Dollars in thousands except per share)
Revenues                                                           $366,556  $376,842  $130,067
Operating Income (Loss)                                              22,210    16,079    (8,713)
Net Income (Loss)                                                     2,504      (978)  (18,291)
Earnings (Loss) Per Share                                               .10      (.04)     (.90)
Net Cash Provided by Operating Activities                            32,800    23,336    17,513
Shareholders' Equity                                                 66,040    44,956    53,987

Oil and Gas Operations (Dollars in thousands except average prices)
Annual Production
   Oil (mbbls)                                                          979     1,111     1,120
   Gas (bcf)                                                           18.4      18.9      19.0
Average Sales Price
   Oil (per bbl)                                                   $  15.90  $  17.46  $  18.67
   Gas (mcf)                                                           1.28      1.12      1.22
Proved Reserves
   Oil (mmbbls)                                                         4.7       6.3       6.0
   Gas (bcf)                                                          164.0     194.5     214.5
   Equivalent oil (mmbblse)                                            32.0      38.7      41.8
   Equivalent gas (bcfe)                                              192.0     232.2     250.7
   Pretax future net income at constant prices, discounted at 10%  $145,018  $131,094  $142,554
   Proved developed reserves as a percent of total proved reserves       98        93        91

Refinery Operations (Including preacquisition data)
Charges (bpd)
   Sweet crude oil                                                    6,581     8,766    10,268
   Sour crude oil                                                    25,909    21,015    20,298
   Other feed and blend stocks                                        2,957     3,079     3,061
      Total Charges                                                  35,447    32,860    33,627
Manufactured Product Yields (bpd)
   Gasoline                                                          15,129    13,131    14,158
   Distillate                                                        11,777    10,877    11,467
   Asphalt and other                                                  7,128     7,485     6,945
      Total Manufactured Product Yields                              34,034    31,493    32,570
Operating Margin (per sales bbl)                                   $   1.54  $   1.37  $   1.34



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Page Two
TO THE SHAREHOLDERS

     We are proud to be able to achieve a profit in 1993, despite a slow start. Our 1993 net income of $2.5 million marks a return to profitability for the Company and was a significant improvement over the losses of $1.0 million in 1992 and $18.3 million in 1991. Additionally, our operating income and net cash provided by operating activities were the highest in the Company's history.
     The good 1993 results are primarily due to improved refining operations, particularly in the last several months of the year, and the continued strengthening of the Canadian gas market. Since October 1, 1993, when the Clean Air Act regulations regarding low-sulfur diesel became effective, 100% of our diesel production has been low-sulfur, which has had a strong market. Near year end, we saw a return to weaker oil prices which decreased the values of our inventories at Frontier. However, product prices remained robust and accordingly the fourth quarter was very strong.
     Upon acquiring Frontier in 1991, our first priority was to modernize and improve the Refinery. We successfully completed the major capital improvement program there late in the third quarter of 1993. The bulk of the work related to the expansion and revamp of our diesel hydrotreating system. Unit capacity was increased to 15,000 bpd while reducing the sulfur content of the finished diesel product to 1/10th of the former level.
     Our capital spending at Frontier in 1993 totaled $26.9 million, bringing the amount of capital spent there during the past two years to $58.4 million. The technical, operational and management improvements at the Refinery which have resulted from the large amount of capital and time we have invested are already being translated into improved profitability. Operating income at Frontier has been increasing steadily for the past several years. Compared to the $6.8 million generated in 1990, prior to our acquisition of Frontier, its operating income has steadily increased to $18.8 million in 1993. These results were achieved despite the disruptions at the Refinery created by the construction activity.
     For 1994, we have planned the last major process unit "turnaround" since our purchase of Frontier. Our catalytic cracking unit will be brought down in mid March for inspection and maintenance. At the same time, a turnaround on the crude unit will be performed. This process is expected to take four weeks and will result in decreased runs for that period. For the remainder of 1994, we expect high run rates. Our much lower capital budget of $8.4 million for 1994, which includes $1.6 million of carryover from 1993, will be spent on numerous profit, environmental and safety projects.
     As in 1992, our exploration and production capital spending was limited in 1993 due to the high level of capital spending at Frontier. Spending on oil and gas in Canada totaled $6.8 million and $6.1 million was spent in the United States in an effort to minimize the decline in our oil and gas reserve base. In Canada, we added 5.3 bcfe through drilling; in the U.S., we added 6.9 bcfe through drilling. These reserve additions replaced 50% of production. However, we had negative oil reserve revisions at our Beverly Hills West field in California, caused by the year end price drop, and negative gas reserve revisions in British Columbia. The Canadian adjustments were caused by the reclassification of certain proven undeveloped and shut-in reserves to probable reserves based on updated production data. The revisions caused our net reserve position to decrease to 192 bcfe. Even though our reserve volumes declined, the discounted net present value of our reserves increased in both countries to a total of $145 million, or 11% above last year's value.
     Accordingly, one of our chief objectives in 1994 is to reinvest capital in the exploration and production operations to increase our reserve volumes, and to do this with attractive finding costs. In order to meet this objective, we intend to focus our drilling in the areas where we have been most successful in the past, specifically in northeastern British Columbia, the Peace River Arch area of Alberta and the shallow waters of the Gulf of Mexico off Texas and Louisiana. In these areas, we have more than 20 good exploration prospects, of which we expect to drill 10 to 12 in 1994, depending on equipment availability, results and capital.
     We completed an important financing in July 1993 through the sale of five million new shares of common stock of Wainoco. The net proceeds of this sale, $20.8 million, were applied to the repayment of debt, a portion of which was reborrowed during the third quarter to complete the Refinery capital program.
     In the fourth quarter, the reduction in spending at Frontier coupled with its strong cash flow enabled Frontier to pay off its bank credit line entirely and to pay down $10.0 million of other bank debt. A total of $19.8 million of debt was repaid during the quarter. While our debt of $177 million is still high, our progress in debt reduction which began in the final quarter of 1993 will continue until our capital structure is more in line with industry averages. Our available, but unused, debt capacity at year end was over $46 million, which we view as satisfactory.
     One of our chief objectives in acquiring Frontier was to provide an additional source of cash flow for investment into exploration. We are now entering the phase when this objective can be realized. Going into 1994, we are excited by the opportunities created by the positioning of our Company. The Canadian and U.S. gas markets continue to show strength; our Rocky mountain refined product market continues to experience growth, and Frontier has generated steadily increasing operating margins. With stronger gas prices, better refinery utilization and good refined product market conditions, we expect even better results in 1994.

/s/ James R. Gibbs
    President & Chief Executive Officer
    February 22, 1994


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Page Four
OIL AND GAS OPERATIONS
Canadian Operations
     The 1993 results of Wainoco's Canadian oil and gas operations reflect the continuing improvement in gas prices in Canada and higher rates of take of natural gas by our purchasers which began one year ago. Natural gas deliverability is being limited only by downtime of processing facilities, pipelines and compression. In response, industry drilling activity has climbed to levels not seen for years. While these dramatically improved market conditions translate into substantially better rates of take of our gas and better prices, the much higher oilfield activity levels have resulted in delays in both drilling schedules and production tie-ins due to shortages of equipment and personnel.
     The average price realized for Canadian natural gas of C$1.48 per mcf in 1993 is 21% higher than the 1992 average price of C$1.22. Based on the repricing of the majority of our gas contracts effective November 1, 1993, we anticipate 1994 prices in excess of C$1.80 per mcf and have been receiving prices at that level since November 1, 1993. In U.S. currency, the increase was only 15 cents per mcf due to continued declines in the value of the Canadian dollar.
     Gas production for 1993 averaged 43.7 mmcfd which represents in excess of 90% of our estimated marketable capacity for 1993. Pipeline restrictions due to summer construction and gas plant maintenance caused the slight shortfall in sales compared with estimated deliverability. We expect the high rates of take which we have been experiencing since November 1992 to continue throughout 1994 and anticipate significant additional gas price increases upon contract repricing in November 1994.
     Oil production in Canada decreased 13% from 1992 levels to 636 bopd. This was mainly due to declining productivity at our West Eagle and Oak fields in British Columbia and less liquids associated with our natural gas production. Liquids prices for 1993 average only $12.85 per bbl, which is $1.28 per bbl lower than 1992. This decrease stems principally from the fourth quarter drop in oil prices worldwide.
     Net reserves added through drilling in Canada in 1993 total 4.3 bcf of natural gas and 171,000 bbls of liquids. During the year, Wainoco's Canadian operations participated in the drilling of 20 gross exploratory wells which resulted in five successful new oil wells and eight new gas wells. Eight of the 20 wells were drilled in the fourth quarter, leading to four gas discoveries and one oil discovery.
     Two of the fourth quarter gas discoveries were in the Company's Oak field in northeastern British Columbia. Our interest in Oak is 47%. These discoveries were particularly significant because they not only added gas and oil reserves from the Halfway formation, which is a proven producer in the field, but also proved the existence of gas reserves in the shallower Baldonnel formation in the field. Based on our interpretation of the extent of the Baldonnel formation, the Company acquired additional mineral rights on some adjacent acreage. We believe that additional Baldonnel reserves can be added by recompleting some existing wellbores in the field; this method has the potential to add reserves at extremely attractive economics. Due to delays in compressor availability, we have not yet tied in the new Oak wells, but expect the commencement of the new production in April 1994.
     The other two fourth quarter gas discoveries were in the Valhalla area of central Alberta, where our working interests are only five and eleven percent. Each well has been production tested at gross rates of approximately 2.5 mmcfd and both wells are expected to be put on production by March 1994.
     In addition to our exploratory drilling, a successful fourth quarter recompletion resulted in a new oil discovery at Pluto South in northeastern British Columbia. Wainoco re-entered and completed the Cecil sand in a well in which the deeper producing Halfway was depleted. The new completion is flowing at a rate of 130 bopd, and sets up at least four additional locations on adjacent acreage owned by Wainoco. Our interest in Pluto South is 39%.
     Other 1994 plans include offsetting a Belloy oil discovery in British Columbia in which we participated during the third quarter of 1993 through a farmout arrangement. The Belloy discovery well is producing at the rate of 230 bopd of light gravity oil. Our interest is an overriding royalty which will convert to a 19% working interest after payout. During the fourth quarter, we acquired additional acreage on which we plan to drill up to three additional locations in 1994. Our interest in the additional acreage is 35%. Success in either this play or the Pluto South play would replace our anticipated 1994 oil production.
     During 1994, the Company sold two properties in British Columbia containing an estimated 3.4 bcfe of reserves for C$935,000. One of the properties required significant capital investment to be placed on production and the other was near depletion.
     The other most significant change in our Canadian reserve base is the negative revision of 18 bcf of gas and 172,000 bbls of liquids. Most of this revision was related to the reclassification of some proved undeveloped and shut-in reserves in British Columbia from wells drilled in the 1978-1981 period. Production history from the producing wells of the Halfway formation at Monias suggests that these locations are possibly being drained by other producing wells and may not need to be drilled or tied in to production facilities. Therefore, we have deemed it prudent to reclassify the reserves as probable. Other reclassifications are in older fields where the reserves were booked before 1980. Even though the volumes are large, the values are small. The total revisions have a discounted net present value of $8.9 million, and only 2.2%, or approximately $200,000, of this value is associated with proved producing reserves. Our remaining reserve base in Canada is approximately 98% proved developed, which is consistent with our objective of having 95-100% of our reserves so classified. We do not expect additional revisions to be necessary.
     Despite excellent drilling results during 1993, as a result of this reserve reclassification and the limited capital available to our exploration effort, our Canadian reserve base volumes compared to one year ago has decreased by approximately 21%; however, the discounted net present value of our reserve base increased by $11.8 million or 15%. Further, our estimated deliverability has changed only marginally. Estimated average oil deliverability is essentially unchanged from 1993; estimated gas deliverability is down approximately 4%.
     Going forward, we recognize the importance of restoring the strength of our Canadian reserve position and intend to invest at least $10 million in 1994 toward that end. We anticipate being able to drill roughly 25 to 30 wells on our current Canadian inventory of over 50 locations; the main limiting factor today appears to be delays in securing drilling equipment and crews.

United States Operations
     During the year, we participated in the drilling of four exploration wells and 10 recompletions in the United States. Key exploration successes were achieved in two areas. The first was through recompletion work in the Yeary field in South Texas. Based on information gained from recompleting a well there in late 1992, adjacent acreage was acquired and three successful re-entries were made in 1993. These re-entries resulted in the discovery of approximately 500,000 bbls of oil and 275 mmcf of natural gas net to our interest.
     The second exploration success came with the drilling of a wildcat discovery on High Island Block 93 in federal waters 30 miles off the coast of Texas. The well flow tested at a rate of 12.1 mmcfd and 215 bopd. Wainoco owns a 25% working interest in the well and in the 5,760 acre block. Production facility installation is in progress and commencement of production is expected by the end of February 1994. So far, this discovery has added approximately 3.3 bcf of natural gas and 39,000 bbls of oil to our proven reserve base.
     Summarizing the U.S. operations' exploration and development activities during the year, the Company invested $6.1 million in capital expenditures which yielded discoveries of new pools of oil and gas and minor acquisitions. These reserve additions had an estimated discounted net present value of $10.0 million. Partly as a result of the High Island discovery and partly as a result of a price-related positive revision to our gas reserves at the Conroe field, our U.S. natural gas reserves were 4% higher at year end than at the end of 1992.
     Because of the decline in oil prices at the end of 1993, our U.S. oil reserves were revised downward by 974,000 bbls, most of which was in our Beverly Hills West field. The oil reserves of this long-lived field are extremely price sensitive and are likely to be reinstated when oil prices increase.
     Because of production, the downward revisions and some minor property sales, year end oil reserves in the U.S. were down by 30% from 1992. Excluding the price-related revisions, the decline to our U.S. oil reserve base was 7%.
     In spite of the revisions, the discounted net present value of our U.S. reserves increased by 4% for the year. Further, our average estimated gas deliverability has increased. After expected first quarter tie-ins, our expected average gas deliverability will increase by 10% above 1993, while expected average oil deliverability will be down by 3%.
     U.S. oil production was down 11% from 1992, due chiefly to normal production declines. New production from the Yeary field was brought on during the second half of 1993, which should cut the decline rate by half in 1994. The average price received for our U.S. oil was $16.85 per bbl, down 9% from the $18.51 received in 1992. These lower prices were experienced worldwide and affected our oil prices in Canada as well.
     Natural gas prices, on the other hand, were less volatile in 1993 than in 1992. Our average domestic price was $2.12 per mcf, a 15% increase from 1992 pricing. Our U.S. gas production volumes of 2.5 bcf were down 17% from 1992, due to some extent to normal reservoir declines and also to unexpected interruptions in production at two of our primary gas fields, West Delta Block 20 and Bartell Pass.
     During 1994, emphasis will be placed on finding low risk drilling opportunities in the shallow waters of the Gulf of Mexico similar to the High Island success. At this time, we have four such prospects in inventory which are ready to drill. These prospects can be characterized as well-defined seismically in areas where prolific gas production from the same trend has already been established. In addition, our technical personnel are currently obtaining additional high-resolution and 3-D seismic data in the same trend in order to develop more drilling opportunities. One such tract, West Cameron Block 588, is scheduled to be spudded late in the first quarter of 1994. Additional plans will be developed as the year progresses, depending on several factors, including results and availability of capital.


Operations Summary

                                               Canada      United States        Combined
                                           --------------  --------------  --------------
                                            1993    1992    1993    1992    1993    1992
                                           ------  ------  ------  ------  ------  ------
Exploration and Development Drilling
     Gross Wells                               20      16      18       4      38      20
     Productive Wells                          13       8      15       1      28       9
Production
     Oil (mbbls)                              232     267     747     844     979   1,111
     Gas (bcf)                               15.9    16.0     2.5     3.0    18.4    18.9
Average Sales Price
     Oil (per bbl)                         $12.85  $14.13  $16.85  $18.51  $15.90  $17.46
     Gas (per mcf)                           1.15    1.00    2.12    1.81    1.28    1.12
Proved Reserves
     Oil (mmbbls)                             1.5     1.8     3.2     4.5     4.7     6.3
     Gas (bcf)                              118.7   151.0    45.3    43.5   164.0   194.5
Proved Developed Reserves as a
  Percent of Total Proved Reserves
     Oil                                      100%     96%    100%    100%    100%     99%
     Gas                                       97      91      97      97      97      92



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Page Nine
REFINING OPERATIONS
Refining Operations
     During 1993 our Frontier Refinery made significant accomplishments. The major two-year capital spending program to which the Company committed when it acquired Frontier in late 1991 was completed in the fall of 1993, on schedule and near budget. While designed in order to ensure compliance with Clean Air Act regulations, these improvements have the added benefits of enabling us to use a higher proportion of lower-cost high-sulfur crude as feed stock (more than 90%) and of increasing unit capacities. During 1993, the sour crude which we used averaged $4.48 per bbl less than sweet crude available to us. Gasoline and diesel comprise approximately 80% of our product slate. Since the completion of our capital program, we can now produce 100% low-sulfur diesel, which is the only type of diesel legally allowed for highway use.
     Despite the disruption created by the construction activities at our plant site, Frontier generated $18.8 million in operating income, the highest in its history. In addition to the new and upgraded equipment, other important improvements in safety, reliability, fire protection and operating procedures were implemented during 1993.
     The major equipment changes made to the Refinery during 1992 and 1993 include new sulfur handling facilities, the expansion of our delayed coking unit and the expansion and revamp of our diesel hydrotreating system. The work on the sulfur handling equipment and the coker was substantially completed in 1992 and early 1993. The final project, the upgrade to our diesel treating system, was completed in September 1993. Unit capacity was increased 5,000 bpd to 15,000 bpd, while reducing the sulfur content of the finished diesel product to 1/10th of the former level, as required by the Clean Air Act of 1990.
     The coking unit, which is mandatory in converting heavy sour crude into high-value products such as gasoline and diesel, has been expanded 2,000 bpd to 10,000 bpd. However, a strong asphalt market prevailed in 1993 so that we did not always use the full capacity of the coker. We were successful in repermitting the crude unit during 1993, so that it is now permitted to run 41,000 bpd of crude.
     Our timely completion of the diesel treating project enabled Frontier to capture substantial benefit from the temporary shortage of low-sulfur diesel during October and November. The attractive margins we received on our diesel during the fourth quarter exceeded our expectations and are largely responsible for the strong finish Frontier turned in for 1993. While gasoline margins during the summer of 1993 did not reach the strong summer levels of 1992, less volatility prevailed than in the prior year and we ended the year with a stronger gasoline market as well. Another important factor which has contributed to Frontier's excellent performance during the last half of 1993 is the significant progress made in the reliability of the plant.
     During 1994, we intend to complete the last major "turnaround" on a process unit, the catalytic cracking unit, in order to bring all unit turnarounds onto a schedule consistent with industry norms of two or three years, depending on the unit. At the same time, we intend to do a turnaround on the crude unit. This turnaround will require a partial shutdown of the Refinery for approximately four weeks in March/April 1994. Accordingly, first and second quarter processing rates will be somewhat reduced. After the spring turnarounds, we contemplate higher production and utilization for the remainder of 1994 and 1995.
     Our Refinery capital budget for 1994 of $8.4 million, including $1.6 million of carryover from 1993, includes the installation of a new boiler system as well as numerous projects which will improve the profitability and efficiency of the Refinery.

Refinery Segment Operating Data
(In millions)
                                              1990*   1991*   1992    1993
                                              ----    ----    ----    ----
Operating Income before Depreciation          8.8     14.0    18.4    25.0
Operating Income                              6.8     11.1    14.3    18.8

*Includes preacquisition data


Fly Sheet

Board of Directors

John B. Ashmun
(since 1968)
Houston, Texas

Chairman of the Board
Wainoco Oil Corporation

Douglas Y. Bech
(since 1993)
Houston, Texas

Partner
Gardere & Wynne, L.L.P.

Director
Pride Companies, L.P.

James R. Gibbs
(since 1985)
Houston, Texas

President,
Chief Executive Officer
Wainoco Oil Corporation

Director
Smith International, Inc.

James S. Palmer
(since 1975)
Calgary, Alberta

Partner
Burnet, Duckworth & Palmer

Director
America Hess Canada Ltd.,
Chancellor Energy Resources, Inc.,
Crown Life Insurance Co.,
Hillcrest Resources, Ltd.,
Remington Resources Ltd.,
Sceptre Resources Ltd.,
Tombill Mines Ltd.,
Westcoast Energy, Inc.,
Winfield Energy Ltd.


Derek A. Price
(since 1987)
Montreal, Quebec

President
The J.W. McConnell Family Foundation

Carl W. Schafer
(since 1984)
Princeton, New Jersey

President
Atlantic Foundation

Director
Bio Techniques Laboratories, Inc.,
Electronic Clearing House, Inc.,
Evans Systems, Inc.,
International Agritech Resources, Inc.,
Kidder, Peabody Family of Mutual Funds

William Scheerer, II
(since 1975)
New York, New York

Investor

Officers

James R. Gibbs
President and Chief Executive Officer

Joseph G. Butera
Senior Vice President
United States Oil and Gas Operations

S. Clark Johnson
Senior Vice President
Refining Operations

Robert D. Jones
Senior Vice President
Canadian Oil and Gas Operations

George E. Aldrich
Vice President
Controller

Julie H. Edwards
Vice President
Secretary and Treasurer

Gerald B. Faudel
Vice President
Safety and Environmental Affairs